The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044  Rev. 1-08                                                                                               Page 1 of 1

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new  losses,  claims,  or  potential claims promptly can be critical. It helps to resolve covered losses  or  claims as quickly as possible and often reduces the overall cost.
Prompt reporting:

’     better protects the interests of all  parties;
’     helps Travelers to try to resolve losses  or  claims more quickly;  and
’  often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US  mail, or email.

FAX

Use this number to report a loss, claim,  or  potential claim by  fax  toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim,  or  potential claim by  US Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim,  or  potential claim by  email.

bfpclaims@travelers.com

This is a general  description of how  to report a loss, claim,  or  potential claim under  this policy or  bond.  This description does  not replace or  add to the terms of this policy or bond.  The policy or  bond  alone determines the scope of coverage.  Please read  it carefully for complete information on coverage.  Contact your agent or  broker if you  have  any questions about coverage.

ND059  Rev. 11-11                                                                                                 -1-
ª 2012 The Travelers Indemnity Company. All rights reserved.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS                             BOND  NO. ZBN-14R45250-12-N2

Item 1. Name of Insured (herein called Insured):
          AFL-CIO Housing Investment Trust
    Principal Address:
          2401 Pennsylvania Ave, Ste 200, NW
    Washington, DC 20037

Item 2. Bond Period from 12:01 a.m. on 05/17/12 to 12:01 a.m. on 05/17/13 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

   Item 3. Limit of Liability
               Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$15,000,000	$50,000

Insuring Agreement B - AUDIT EXPENSE	$25,000	$2,500

Insuring Agreement C - PREMISES	$15,000,000	$50,000

Insuring Agreement D - TRANSIT	$15,000,000	$50,000

Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$50,000

Insuring Agreement F - SECURITIES	$15,000,000	$50,000

Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$50,000

Insuring Agreement H - STOP PAYMENT	$Not Covered	$

Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$Not Covered	$

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J - Computer Systems	$15,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

ICB001 Rev. 7/04
ª 2004 The Travelers Indemnity Company. All rights reserved.                                                Page 1 of 2

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB011 Ed. 02-10; ICB016 Ed. 07-04; ICB052 Ed. 07-04; MEL5282 Ed. 07-07

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter
terminating or canceling prior bonds or policy(ies) No.(s) New    such
termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:	ST. PAUL FIRE AND MARINE INSURANCE COMPANY

________________________________________________________ Authorized Representative Countersigned At
   _________________________________
Countersignature Date

ICB001 Rev. 7/04
ª 2004 The Travelers Indemnity Company. All rights reserved.                                                Page 2 of 2

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)  FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent  act(s)  committed  by  such  Employee with the manifest intent:

(a)  to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of  the  Insured's  offices  covered  under  this bond caused by Larceny or theft in, or by burglary, robbery  or hold-up of,  such office, or attempt thereat, or by  vandalism  or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 1 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through  the  misplacement  or  loss  of  Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger,  except  while  in  the  mail  or  with  a carrier  for  hire,  other  than  an  armored  motor vehicle  company,  for  the  purpose  of transportation,  such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1) any bills of exchange, checks, drafts, acceptances,certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property,which instructions, advices or applications purport to have been signed or endorsed by any:

(a) customer of the Insured, or

(b) shareholder  or  subscriber  to  shares, whether certificated or uncertificated, of any Investment Company, or

(c) financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced  facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained  by  reason  of  a  violation  of  the constitution  by-laws,  rules  or regulations of  any Self  Regulatory  Organization  of  which  the Insured is a member or which would have been imposed  upon  the  Insured  by  the  constitution, by-laws,  rules  or  regulations  of  any  Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)  counterfeited, or

(b)  forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer  agent  or  registrar,  acceptor, surety or guarantor or as to the signature of  any  person  signing  in any  other capacity, or

(c)  raised  or  otherwise  altered,  or  lost,  or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 2 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The  word  "counterfeited"  as  used  in  this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced  facsimile signatures are treated the same as handwritten signatures.

(G)    COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith,   of   any   counterfeited   money   orders   or altered paper currencies or coin of the United States of America or Canada issued or purporting to  have   been  issued  by  the  United  States  of America   or  Canada   or  issued  pursuant  to  a United States  of  America  or  Canada  statute for use as currency.

(H)   STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or  subscriber  of  the  Insured  or  any Authorized Representative of such customer, shareholder or subscriber.

(I)     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss  resulting  from  payments  of  dividends  or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer,  shareholder  or subscriber  credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit  processed  through  an  Automated Clearing  House  which  is  reversed  by  the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.    ADDITIONAL  OFFICES  OR  EMPLOYEES  - CONSOLIDATION OR MERGER - NOTICE

(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 3 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.   WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES

(Applicable  to  all  Insuring  Agreements  or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an  Employee  is  adjudicated  to  be guilty  of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable,  or  both,  the  liability  of  the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys'  fees incurred and paid by the Insured or  by  the  Underwriter  that  the  amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.  Such indemnity shall be in addition to   the  Limit   of   Liability   for   the  applicable Insuring Agreement or Coverage.

D.  FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ.  Should loss involving  a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING
CONDITIONS AND LIMITATIONS:

SECTION 1.   DEFINITIONS

The following  terms,  as  used  in this bond  have  the respective meanings stated in this Section:

(a)   "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or  capital  stock  of, such  predecessor, and

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 4 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract,or by any agency furnishing temporary personnel on a contingent or part- time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner, or Employee of:

(a) an investment advisor,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6)  and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person  for  all  the purposes  of  this  bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives   of   the  same   general  character shall not be considered Employees.
(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 5 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

include the signing of one's own name with or without  authority,  in  any  capacity, for  any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2.  EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E),
     (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees,whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any  rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)  all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)  loss through the surrender of Property  away from an office of the Insured as a result of a threat:

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 6 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

  (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)   loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of
      America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3.  ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this  bond,  as  aforesaid,  and upon  payment  to  the Insured by the Underwriter on account of any loss through  dishonest  or  fraudulent act(s)  including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary  to  secure  to  the  Underwriter  the  rights herein provided for.

SECTION 4.  LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)   becomes aware of facts, or

(b)   receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which  would  cause  a  reasonable  person  to  assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.  VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants,

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 7 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured  in  the  conduct  of  its  business,  the Underwriter shall  be liable under this bond  only  if such  books  or  records  are  actually  reproduced  and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual  transcription  or  copying  of data  which  shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.  VALUATION  OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.   LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured  any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.  SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At  all  times  prior  to  termination  hereof,  this  bond shall continue in force for the limit stated in the applicable  sections of  Item 3 of  the Declarations  of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder;  PROVIDED,  however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or  paid,  the liability of  the Underwriter under this bond with respect to all loss resulting from:

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional  or negligent act on the part of any other person resulting in damage

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 8 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)  all  wrongful  acts, other  than  those specified in  (a)   above,   of  any  one  person  shall  be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)  any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.   LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.   OTHER INSURANCE

If the  Insured shall  hold,  as  indemnity  against any loss covered hereunder, any valid and enforceable insurance  or  suretyship,  the  Underwriter  shall  be liable  hereunder only  for  such amount  of  such loss which  is  in  excess  of   the  amount  of  such  other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.   DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There  shall  be no deductible  applicable  to any  loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.   TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 9 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities  within  the  systems  established  and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and  then the Underwriter shall  be liable hereunder

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 10 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

only  for  the Insured's share  of  such excess  loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16.   ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to  be  given  by  the  terms  hereof,  provided that   the   Underwriter   shall   furnish   each named  Investment  Company with a copy  of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)  the names of the transferors  and  transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination  of  coverage  of  this bond,  effective  upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.   CHANGE OR MODIFICATION

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 11 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04 ª 2004 The Travelers Companies, Inc. Page 12 of 12

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

    The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED

ZBN-14R45250-12-N2	06/08/12	05/17/12	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
 AFL-CIO Housing Investment Trust

COMPUTER SYSTEMS
It is agreed that:

1.      The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT  J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)   Property to be transferred, paid or delivered,

(b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)   an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)    cause the Insured to sustain a loss, and

(ii)  obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

2.      As used in this Rider, Computer System means

(a)    computers with related peripheral components, including storage components, wherever located,

(b)   systems and applications software,

(c)    terminal devices, and

(d)   related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.      In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:

(a)    loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)   loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by

ICB011 Rev. 2-10 ª 2010 The Travelers Indemnity Company

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System; and

(c)   loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.
Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS AND LIMITATIONS:

(a)   all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b)   a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.  The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:

                Insuring Agreement   J Computer Systems                   Limit of Liability                           Deductible Amount
                                       $15,000,000         $50,000

6. The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7. The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)   60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)  immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider.  The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                     By       _______________________________________
                                        Authorized Representative

                      INSURED
ICB011 Rev.2-10 Page 2 of 2
ª 2010 The Travelers Indemnity Company

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the  same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED

ZBN-14R45250-12-N2	06/08/12	05/17/12	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
AFL-CIO Housing Investment Trust

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.    Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)    Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                     By       _______________________________________
                                        Authorized Representative

                      INSURED

ICB016 Ed. 7-04
ª 2004 The Travelers Indemnity Company. All rights reserved.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the  same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED

14R45250	06/08/12	05/17/12	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
AFL-CIO Housing Investment Trust

District of Columbia Rider

1.    The first paragraph of Section 13 "TERMINATION"  under Conditions and Limitations is amended by adding the following:

"In  the  event  that  the  Underwriter proposes  to  refuse  to  renew  this  bond  upon  its  expiration  date  the
Underwriter shall give written notice to the Insured at least 60 days prior to the expiration date."

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                By       _______________________________________
                                   Authorized Representative

                             INSURED

ICB052 Ed. 7-04
ª 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

 The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED

ZBN-14R45250-12-N2	06/08/12	05/17/12	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
 AFL-CIO Housing Investment Trust

CONDITIONAL RENEWAL ENDORSEMENT (For use with Financial Institution Bond-Standard Form or Investment Company Blanket Bond - Travelers Form) MEL5282 Ed. 07/07

In consideration of the premium charged, it is agreed that:

1.      If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 5% of the premium for this Bond.  The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2.      This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:

a.    notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed
        $50,000     ;

b.    the most recent Consolidated Financial Statement available prior to expiration of this Bond show a
10%  net decrease in surplus relative to the comparable figures disclosed with the application process for this Bond;

c.    the employee count as stated in the renewal application or total assets shown in the most recent
Consolidated Financial Statement available prior to expiration of this Bond increase greater than 10%
relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

d.   this Policy shall have been canceled pursuant to its terms.

If any one or more of these events occurs, the rights and obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By   _______________________________________
Authorized Representative

                        INSURED

ª 2007 The Travelers Indemnity Company. All rights reserved.

RESOLUTION APPROVING FORM AND AMOUNT OF THE FIDELITY BOND

Approved unanimously at a meeting of the Board of Trustees on March 21, 2012.

WHEREAS, the Trust currently maintains a fidelity bond in the amount of $15 million from Fidelity and Deposit Company of Maryland for the period May 2008 through May 2012; and

WHEREAS, the Board of Trustees finds that the cost to the Trust to maintain the fidelity bond in the amount of $15 million, an amount that is in excess of regulatory requirements, is not excessive and is outweighed by the additional protection afforded to the Trust.

NOW THEREFORE BE IT RESOLVED, that the Board of Trustees, after due consideration, has determined that such fidelity bond is in a reasonable form and amount, and in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended.

FURTHER RESOLVED, that the General Counsel continue to be designated as the Trust officer who shall make all filings and give all notices in connection with the fidelity bond and be authorized to engage such outside counsel, third-party service provider or other agent to assist in executing this resolution as may, in his judgment, be necessary.